Resolutions of the General Meeting of Akbank T.A.S. held on 27 March 2006

1- Balance sheet and profit and loss accounts for 2005 have been ratified and each of the members of the Board of Directors and Auditors have been released from the liability with regard to operations and accounts of 2005.

2- Net profit for 2005 will be distributed in compliance with the proposal of the Board of Directors, as follows:

- Gross TRY 540,001,363.20 will be allocated from 2005 profit to be distributed as cash dividend to shareholders, starting from March 29, 2006, against 2005 dividend coupons on shares with Series 12, 13, 14, 15, 16, 17, 18, 19, 21 and 22.

- Gross TRY 450,000 will be paid to the Chairman and the members of the Board, starting from March 29, 2006.

- TRY 121,964,848.77 will be retained as Legal Reserves, and the remaining sum will be allocated to the Extraordinary Reserves.

- TRY 399,995,456 equal to 22.22% of the paid in capital of the Bank, will be distributed to the shareholders as bonus shares of which, TRY 82,481,665.50 from extraordinary reserves, TRY 117,516,062.50 from gains from sale of fixed assets and subsidiaries and TRY 199,997,728 from inflation adjustment differences in other reserves.

3. M.Nedim Bozfakıoğlu and Mevlüt Aydemir have been appointed as statutory auditors for a period of three years, with a gross monthly renumeration of TRY 1,200.

4. 4th, 24th, and 101st articles of the Bank's Articles of Association will be amended as per the proposal of the Board of Directors and the approval taken from the concerning authorities.

5. The Board of Directors has been empowered in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.



LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com